Exhibit 99.1

QIWI to Continue its Listing on the Nasdaq Upon Successful Restructuring

NICOSIA, CYPRUS – June 9, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that the Nasdaq Hearings Panel (“Panel”) granted the request of the Company to continue its listing on The Nasdaq Stock Market (“Nasdaq”), subject to certain conditions.

Procedural History

On March 15, 2023, QIWI received a notice from the Listing Qualifications Staff of The Nasdaq Stock Market LLC indicating that the Staff had determined to delist the Company’s American Depositary Shares, each representing one Class B ordinary share of the Company, from the Nasdaq Global Select Market.

On March 21, 2023, the Company requested a hearing to appeal the Staff’s determination to delist, which was held on April 27, 2023. The Company presented to the Panel its restructuring plan aimed on decoupling of the Russian and International perimeters and addressing various shareholders concerns.

On June 6, 2023, the Panel granted the request of the Company to continue its listing on Nasdaq, subject to certain conditions outlined further below. However, the trading halt implemented by Nasdaq pursuant to Listing Rule 5101 and IM-5101-1 will remain in place until the Company has completed its restructuring plan and demonstrated that trading in the Company’s securities is permissible by U.S. persons under applicable OFAC rules.

The Panel concluded that the Company currently meets all Nasdaq’s numerical continued listing standards. The basis of Staff’s delisting determination was the sanctions imposed on certain Russian entities by the U.S. Office of Foreign Assets Control (“OFAC”) and their application to the Company, particularly the ability of QIWI to fulfill the requirements of FAQ 1055 issued by OFAC, which addresses the prohibition on new investments in the Russian Federation imposed by Executive Order No. 14071.

QIWI presented to the Panel its restructuring plan (“Plan”) to divest its Russian assets such that the Company will have practically no business in Russia and derive less than 5% of its revenue from entities or customers within the Russian Federation.

Restructuring Plan

Since the trading halt on Nasdaq was first imposed as a result of sanctions involving Russia, the Company has been searching for a viable solution to address the many shareholders’ concerns, including the liquidity of the Company’s securities and the fair value of the Company.

The Plan contemplates that QIWI will divest itself entirely of its Russian entities and assets, and will focus on further growth of its international business both by developing its existing operations and through M&A activities. The Company believes that following the restructuring it will have sufficient funds for development of its business to fully comply with Nasdaq and OFAC requirements.

The Plan involves the following key steps and will be completed subject to required regulatory approvals (including but not limited to the CBR approval):

●	On or before June 30, 2023, the Company must complete the transfer of all Russian based assets to JSC QIWI.

●	On or before August 30, 2023, the Company must prepare interim financial statements and complete divestment from assets based in the Russian Federation.

●	By September 11, 2023, the Company must demonstrate to the Nasdaq compliance with all continued listing requirements pursuant to Listing Rule 5505.

In order to maintain the Company’s listing with Nasdaq and lift the current halt in the trading of the Company’s securities, the Panel’s decision requires the Company to complete each of the foregoing steps by the date set forth in each step and to provide timely evidence to Nasdaq that each step has been accomplished no later than the specified date.

The Company will duly inform the market on further developments of the restructuring process.

Miscellaneous facts

Nasdaq listing does not affect QIWI’s day-to-day business operations, services and its financial position.

Trading of QIWI ADSs on the Moscow Exchange continues as usual.

We continue to act in the best interests of all of our stakeholders, including investors, customers, merchants, business partners and employees in such unprecedented and challenging times.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, digital marketing, and several other projects.

For the FY 2022 QIWI had revenue of RUB 51.5 billion and an Adjusted EBITDA of RUB 19.8 billion. QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected development of the restructuring plan, its timing, projections of revenue share post restructuring, ability to comply with NASDAQ listing criteria, and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions in each country of our presence, growth in each of our markets, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.